

May 1, 2013

<u>Via E-mail</u>
Ms. Sharon Ullman
Chief Executive Officer
Standard Gold Holdings, Inc.
611 Walnut Street
Gadsden, AL 35901

Re: Standard Gold Holdings, Inc.
Item 4.01 Form 8-K dated April 16, 2013
Filed April 22, 2013
File No. 000-14319

Dear Ms. Ullman:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief